SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549

                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                                 May 26, 2004

                            VIVENDI UNIVERSAL S.A.

                            42, avenue de Friedland
                                  75008 Paris
                                    France
                   (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                 Form 20-F     X                    Form 40-F
                             -----                              -----


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                 Yes                                No     X
                             -----                       -----


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Contents: Offer to Purchase and Consent Solicitation; Press Release.

This report on Form 6-K shall be incorporated by reference in the Registration Statement on Form F-3 (Registration No. 333-81578) as amended, and in each of the Registration Statements on Form S-8 (Registration Nos. 333-47440, 333-48966, 333-51654, 333-64754, 333-72270, 333-81830, 333-87622, 333,89754,
333-89744 and 333-72270), filed by Vivendi Universal under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by Vivendi Universal under the Securities Act of 1933 or the Securities Exchange Act of 1934.


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                                 EXHIBIT LIST

Exhibit           Description

99.1              Offer to Purchase and Consent Solicitation

99.2              Summary of Terms of Offer to Purchase and Consent Solicitation

                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        VIVENDI UNIVERSAL

                                        By: /s/ George E. Bushnell III
                                           -----------------------------
                                           Name:  George E. Bushnell III
                                           Title: Vice President

Date: May 26, 2004